Exhibit 12
                                                                      ----------

                                                HARSCO CORPORATION

                                Computation of Ratios of Earnings to Fixed Charges

                                              (Dollars in Thousands)


                                                                     YEARS ENDED DECEMBER 31
                                                -----------------------------------------------------------------
                                                   2006          2005          2004          2003         2002
                                                ----------    ----------    ----------    ----------   ----------
   Pre-tax income from continuing
      operations (net of minority
      interest in net income)                   $  294,032    $  221,521    $  162,574    $  128,707   $  130,650

   Add fixed charges computed below                 94,109        66,690        65,978        61,520       64,424

   Net adjustments for equity
      companies                                       (192)           96           461         1,062         (219)

   Net adjustments for capitalized
      interest                                      (1,114)         (567)         (124)           14          121
                                                ----------    ----------    ----------    ----------   ----------

   Consolidated Earnings Available
      for Fixed Charges                         $  386,835    $  287,740    $  228,889    $  191,303   $  194,976
                                                ==========    ==========    ==========    ==========   ==========

Consolidated Fixed Charges:

   Interest expense per financial
      statements (a)                            $   60,478    $   41,918    $   41,057    $   40,513   $   43,323

   Interest expense capitalized                      1,325           677           251           101         --

   Portion of rentals (1/3) representing
      a reasonable approximation of
      the interest factor                           32,306        24,095        24,670        20,906       20,972

   Interest expense for equity
      companies whose debt is
      guaranteed                                      --            --            --            --            129
                                                ----------    ----------    ----------    ----------   ----------

   Consolidated Fixed Charges                   $   94,109    $   66,690    $   65,978    $   61,520   $   64,424
                                                ==========    ==========    ==========    ==========   ==========

Consolidated Ratio of Earnings to
   Fixed Charges                                      4.11          4.31          3.47          3.11         3.03
                                                ==========    ==========    ==========    ==========   ==========

(a) Includes amortization of debt discount and expense.